Sit Mutual Funds
Investment Presentation
June 30, 2016

These presentation materials were prepared for institutional use only and must be preceded or accompanied by a prospectus. This material is for illustration purposes only and does not constitute an offer to buy or sell a security.

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Outline of Presentation

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Total Assets Under Management
As of June 30, 2016: $13.5 Billion

- Equity $2.8 Billion
- Fixed Income $10.7 Billion
- Institutional Separate Accounts $10.6 Billion
- Sit Mutual Funds $2.9 Billion

History

1981

- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

Investment Philosophy

Equity Management

- To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.
- We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

- To attain consistent, superior risk-adjusted returns using a conservative investment style.
- We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- World Class or Regional Dominance
- Distinctive Product or Services
- Proactive Managements
- Healthy Financials
- Attractive Valuations

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential

GROWTH

- Developing Markets Growth Strategy
- Small Cap Growth Strategy
- International Growth Strategy
- Mid Cap Growth Strategy
- Large Cap Growth Strategy

GROWTH & INCOME

- Small Cap Dividend Growth Strategy
- Global Dividend Growth Strategy
- Dividend Growth Strategy
- Balanced Strategy

INCOME

- Tax-Free Income Strategy
- Minnesota Tax-Free Income Strategy
- U.S. Government Securities Strategy
- Quality Income Strategy

Lower Risk
Lower Growth Potential

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Mutual Funds
Morningstar Peer Group Ranking
June 30th, 2016

The Morningstar percentile peer group rankings for selected Sit Mutual Funds are shown below.

	Ticker	Morningstar 3-Month Peer Group Ranking 6/30/2016	Morningstar 6-Month Peer Group Ranking 6/30/2016	Morningstar 1-Year Peer Group Ranking 6/30/2016
Sit Equity Funds:				
Balanced Fund	SIBAX	97th	87th	25th
Large Cap Growth Fund	SNIGX	92nd	47th	36th
Dividend Growth Fund	SDVGX	60th	18th	15th
Global Dividend Growth Fund	GDGIX	41st	37th	27th
Small Cap Dividend Growth Fund	SSCDX	26th	4th	4th
Sit Fixed Income Funds:				
Sit Minnesota Tax Free Fund	SMTFX	14th	13th	17th
Sit U.S. Government Fund	SNGVX	19th	34th	9th

Source: Morningstar, June 30, 2016

The Morningstar information contained herein is proprietary to Morningstar and/or its content providers, may not be copied or distributed, and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

II. Dividend Growth Strategy

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Portfolio Objectives / Characteristics for
Dividend Growth, Global Dividend Growth, and Small Cap Dividend Growth Funds

- Equal proportion of growth companies that pay dividends and quality companies that pay a material dividend. Managers anticipate that all companies have the potential to increase their dividend.

- Investment universe: dividend-paying stocks across all sectors, geographies, and market capitalizations

- A dividend yield that exceeds (gross basis) each Fund's respective index

- Forecasted beta of approximately 0.90 for each Fund (source: Northfield Information Systems)

- Earnings per share growth rates similar to each Fund's respective index, but with lower fundamental valuations

- Above average "stability" for balance sheet, earnings, and cash flow measurements compared to each Fund's respective index

WHAT DO FUND MANAGERS LOOK FOR?

- The fundamental process includes a search for stocks of companies with:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- The Funds look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - Consistency of earnings, cash flow generation
  - Emphasis on balance sheet strength, includes low debt and strong cash flow;
  - Shareholder "friendly" management teams committed to returning excess capital to shareholders; and
  - High current dividend yield or potential for significant dividend increases over time.

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.2% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 5.0% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 9.0% *
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11 '13 '15

* Based on geometric average of total returns from December 1973 to December 2015. Holdings equal-weighted and rebalanced quarterly.

	December 1973 to December 2015		
	Dividend Paying Stocks*	**Non-Dividend Paying Stocks***	**Difference**
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	15.8%	18.4%	-2.6%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	13.9%	10.5%	3.4%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.
** Average annualized Q/Q US real GDP growth during the period = 3.0%.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

SIT DIVIDEND GROWTH FUND

JUNE 30, 2016

INVESTMENT OBJECTIVES

The Sit Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the S&P 500® Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	17.9	Retail Trade	5.7
Health Technology	16.4	Utilities	5.3
Electronic Technology	7.7	Technology Services	4.9
Producer Manufacturing	7.6	Sectors Less Than 4.5%	25.6
Consumer Non-Durables	7.1	Cash and Other Net Assets	1.8

TOP TEN HOLDINGS (%)

Verizon Communications, Inc.	3.3	CVS Health Corp.	2.0
Microsoft Corp.	3.2	Home Depot, Inc.	2.0
Medtronic, PLC	2.9	Wells Fargo & Co.	2.0
Johnson & Johnson	2.7	Intel Corp.	1.9
Pfizer, Inc.	2.6	PepsiCo, Inc.	1.9

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth	13.2	11.6	33.0
S&P 500® Index	11.1	9.0	34.1
Russell 1000® Growth Index	11.2	9.3	33.5
Russell 1000® Value Index	7.6	6.7	35.3

Source for Balance Sheet/Profitability-Medians : FactSet

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO CHARACTERISTICS

Number of Holdings:	84
Forward Dividend Yield:	2.65%
Wtd. Avg. Market Cap:	$107.4 B
Median Market Cap:	$41.1 B
Turnover Rate:	75.9 %
Beta (vs. S&P 500® Index):	0.94

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

SIT SMALL CAP DIVIDEND GROWTH FUND
JUNE 30, 2016

INVESTMENT OBJECTIVES

The Sit Small Cap Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the Russell 2000® Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Small Cap Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	23.0	Producer Manufacturing	6.2
Consumer Services	8.8	Consumer Non-Durables	5.3
Consumer Durables	7.3	Electronic Technology	4.7
Commercial Services	6.5	Sectors Less Than 4.5%	25.6
Process Industries	6.5	Cash and Other Net Assets	6.1

TOP TEN HOLDINGS (%)

MKS Instruments, Inc.	1.9	Dunkin' Brands Group, Inc.	1.5
Deluxe Corp.	1.8	Sovran Self Storage, Inc.	1.5
Physicians Realty Trust	1.8	DST Systems, Inc.	1.5
Thor Industries, Inc.	1.6	Waste Connections, Inc.	1.5
Monolithic Power Systems, Inc.	1.6	Spire, Inc.	1.5

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Small Cap Dividend Growth	9.4	6.7	38.2
Russell 2000® Index	4.5	3.7	7.9
Russell 2000® Growth Index	5.5	4.3	-0.8
Russell 2000® Value Index	3.0	2.9	17.0

Source for Balance Sheet/Profitability-Medians : FactSet

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$5.8
S Share Assets (Millions):	$2.6
Number of Holdings:	93
Wtd. Avg. Market Cap (Billions):	$3.7
Median Market Cap (Billions):	$3.2
Turnover Rate:	26.4 %
Beta (vs. Russell 2000® Index):	0.72

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Global Dividend Growth Fund
June 30, 2016

INVESTMENT OBJECTIVES

The Sit Global Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the MSCI World Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Global Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies issued by U.S. and foreign companies. At least 30% of its net assets will be invested outside the U.S. Sit Global Dividend invests in companies that it deems financially strong and with the potential for growing dividend payments, growth, and long-term return based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	17.8	Electronic Technology	5.7
Health Technology	14.7	Communications	5.3
Consumer Non-Durables	9.0	Technology Services	4.9
Producer Manufacturing	8.1	Sectors Less Than 4.9%	24.0
Retail Trade	6.6	Cash and Other Net Assets	3.9

TOP TEN HOLDINGS (%)

Medtronic, PLC	3.2	Nestle SA	2.5
Verizon Communications, Inc.	3.1	BCE, Inc.	2.3
Roche Holding AG	3.0	Diageo, PLC, ADR	2.2
Pfizer, Inc.	2.5	Apple, Inc.	2.0
Microsoft Corp.	2.5	RELX NV	2.0

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Global Dividend Growth	13.4	11.9	37.2
MSCI World	8.9	7.0	28.5
S&P 500® Index	10.7	8.5	35.2
MSCI EAFE	7.7	6.1	22.7

Source for Balance Sheet/Profitability-Medians : FactSet

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

COUNTRY ALLOCATION

United States	55.7
Switzerland	8.3
United Kingdom	5.7
Ireland	4.4
France	4.3
Netherlands	4.3
Germany	2.4
Canada	2.3
7 Countries Less Than 2.3%	8.7
Cash and Other Assets	3.9

PORTFOLIO CHARACTERISTICS

Number of Holdings:	65
Forward Dividend Yield:	2.94%
Wtd. Avg. Market Cap:	$115.7 B
Median Market Cap:	$60.7 B
Turnover Rate:	48.3 %
Beta (vs. MSCI World Index):	0.89

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

SIT BALANCED FUND
JUNE 30, 2016

INVESTMENT OBJECTIVES

The Sit Balanced objective is to generate:

- long-term capital appreciation of securities;
- preservation of principal; and
- provide regular income.

INVESTMENT STRATEGY

The Sit Balanced strategy to achieve its objectives is to invest in a diversified portfolio of stocks and bonds. Between 35% and 65% of the Fund's assets will be invested in common stocks and between 35% and 65% in fixed-income securities. This allocation of assets will vary over time in response to our evaluation of present and anticipated market and economic conditions.

To achieve long-term capital growth, the Sit Balanced Strategy invests in common stocks of growth companies with a capitalization of $5 billion or more at the time of purchase. Evaluation of a company's potential for above average long-term earnings and revenue growth, which we believe is the primary determinant of a company's potential for above average long-term earnings and revenue growth is based on these criteria:

- Unique product or service;
- growing product demand;
- dominant and growing market share;
- management experience and capabilities; and
- a company's strong financial condition.

To achieve its objectives of preservation of principal and providing regular income, the Sit Balanced Strategy invests in debt securities that may include the following:

- Mortgage-backed securities, including CMOs;
- Asset-backed securities;
- U.S. Treasuries;
- Corporate debt securities;
- Taxable municipal securities;
- Short-term debt obligations that, at the time of purchase, are primarily either rated investment-grade or, if unrated, determined to be of comparable quality.

TOP HOLDINGS (%)

Stocks		Bonds	
Company Name	**% of Net Assets**	**Company Name**	**% of Net Assets**
Medtronic, PLC	2.1	U.S. Treasury Strips, 2.91%, 5/15/44	1.4
Alphabet, Inc.	2.0	FHLMC, 5.00%, 10/1/43	0.8
Visa, Inc.	1.9	FNMA, 5.50%, 10/1/33	0.7
Apple, Inc.	1.8	FNMA, 6.00%, 8/1/37	0.7
Verizon Communications, Inc.	1.5	AllianceBernstein Income Fund, Inc.	0.6

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Balanced	12.7	13.2	24.7
S&P 500® Index	11.1	9.0	34.1
Russell 1000® Growth Index	11.2	9.3	33.5
Russell 1000® Value Index	7.6	6.7	35.3

Source for Balance Sheet/Profitability-Medians : FactSet

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO ALLOCATION (%)

Stocks	61.6
Bonds	33.9
Cash and Other Net Assets	4.5

III. U. S. Government Securities Strategy

Investment Philosophy, Objective and Strategy

- **The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.**

- **Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. Seasoned, high-coupon, mortgage pools with stable prepayment histories are favored. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.**

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that the Fund seeks. Fund managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities, and adjusted durations based on the expected average lives of individual securities. Fund managers do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Below is a list of the Fund's attributes for primary fixed income market risk measures:

- **Interest Rate Risk:** The Fund's duration is generally kept between 1 to 4 years.
- **Credit Risk:** Minimal. All securities are U.S. Treasury/Agency issues.
- **Prepayment Risk:** The mortgages favored by the Fund are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. These securities tend to have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- **Yield Curve Risk:** Fund managers do not make "bets" on the expected shape of the yield curve. Managers seek strong risk-adjusted returns from an emphasis on income, not on the direction of interest rates.
- **Call Risk:** Minimal. The Fund rarely uses callable securities.

Average Annual Total Returns As Of June 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
U.S. Government Securities	**2.45**	**1.67**	**1.27**	**3.67**	**5.58**	**2.51**
Barclays Interm. Gov't Index	3.93	2.41	2.31	4.07	5.82	

The U.S. Government Securities Fund's inception was June 2, 1987.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

SIT U.S. GOVERNMENT SECURITIES FUND
SECTOR WEIGHTINGS

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14	12/15	06/16	Barclays Interm. Gov't. Index 6/16
U.S. Treasury Bonds	2 %	4 %	20 %	2 %	12 %	1 %	2 %	1 %	0 %	1 %	4 %	1 %	93 %
U.S. Agency Bonds	4	1	1	0	0	0	0	3	0	0	0	0	7
Agency CMO's	31	35	34	32	25	41	51	45	47	48	53	50	0
TIPS	0	0	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	62	59	40	65	62	57	42	46	45	44	36	43	0
Asset Backed Securities	0	0	0	0	1	1	1	2	5	3	3	2	0
Cash	1	1	5	1	0	0	4	3	3	4	4	4	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	AGY/ AGY	
Sit Gov't. Fund Duration (years)	2.9	3.0	2.9	2.2	2.1	1.6	1.9	2.1	2.1	1.3	1.0	**0.8**	
Barclays Interm. Gov't. Duration (years)	3.3	3.3	3.4	3.6	3.6	3.7	3.8	3.6	3.6	3.7	3.8	**3.9**	
Sit Gov't. Fund 30-Day SEC Yield	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	3.0 %	3.2 %	1.7 %	1.1 %	3.1 %	2.8 %	**2.5 %**	
Barclays Interm. Gov't. Yield	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	1.5 %	0.7 %	0.6 %	1.1 %	1.2 %	1.5 %	**0.9 %**	

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends ~~and~~ capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00 [1]	-1.07	6.14	6.05 [2]
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	-0.08	0.50	0.21	1.42
2016	0.99	0.72	---	---	1.72

[1] Return is from 6/2/87 through 6/30/87

[2] Return is from 6/2/87 through 12/31/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosure s."

10-Year U.S. Treasury Historic Interest Rate Levels

As of June 30, 2016



Yield (%)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
1.47
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15

Source: Sit Investment Associates, Inc.

IV. Disclosures

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit Small Cap Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium and small-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit Global Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial accounting standards.

Disclosure Page

Risks specific to Sit Balanced Fund

The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit U.S. Government Securities Fund

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Index Descriptions

The **S&P 500** is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. It is not possible to invest directly in an index.

The **Russell 2000 Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which consists of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

The **MSCI World Index** is an unmanaged free float-adjusted market capitalization Index that measures the equity market performance of 23 developed markets countries. It is not possible to invest directly in an index.

The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Barclays 1-3 Year Government Bond Index is a market value-weighted performance benchmark of investment grade government and corporate bonds with maturities of one to three years. It is not possible to invest directly in an index.

Disclosure Page

Definition of Terms

Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta of less than 1 is less volatile.

Weighted average market cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Forward dividend yield is calculated by dividing each security's indicated annual dividends (IAD) by the security's current value. The IAD for a stock that pays dividends at a fixed frequency is computed by multiplying the most recent payment times the frequency. When a dividend frequency is unavailable, the IAD is calculated by totaling the dividends for the latest 12 months. The IAD is zero in the cases where dividend history is not available or when future dividend payments have been suspended. The Fund's forward dividend yield is the sum of each security's IAD multiplied by its weight in the Fund's portfolio, not the actual dividend yield of the Fund.

Return on Invested Capital (ROIC) is a measure of financial performance expressed as a percentage, and is used to assess the return that a company generates for investors who have provided capital, i.e. bondholders and stockholders. The general equation for ROIC is: (Net income - Dividends) dividend by (Debt + Equity).

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year.